UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number……..3235-0058 Expires: October 31, 2018 Estimated average burden hours per response……..2.50
SEC FILE NUMBER 001-1452
CUSIP NUMBER M87896-001

(Check one):	☐	Form 10-K	☒	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2017

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I – REGISTRANT INFORMATION

Top Image Systems Ltd.
Full Name of Registrant

Not applicable
Former Name if Applicable

2 Ben Gurion St.
Address of Principal Executive Office (Street and Number)

Ramat Gan, 5257334, Israel
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Top Image Systems Ltd.. (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “Commission”) to postpone the filing of its Form 20-F for the year ended December 31, 2017 (the “Form 20-F”) beyond May 1, 2017, the prescribed due date for such filing.  The extension is necessary due to unanticipated delays in obtaining and compiling financial information and other data that is necessary in preparing and completing the financial statements. The Company is unable to complete and file with the Commission the Form 20-F without unreasonable effort or expense.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company anticipates that it will file the Form 20-F no later than the fifteenth calendar day following the prescribed due date

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Patti Barton	214	256-4604
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30  of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒          No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐          No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Top Image Systems Ltd.

Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:
May 1, 2018	By:	/s/ Patti Barton
Name: Patti Barton
Title: Acting Chief Financial Officer